UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

VASTA PLATFORM LIMITED

(Name of Subject Company (Issuer))

COGNA EDUCAÇÃO S.A.

(Name of Filing Person (Offeror))

Class A Common Shares, par value U.S.$0.00005 per share
(Title of Class of Securities)

KYG9440A1094
(ISIN of Class of Securities)

G9440A109
(CUSIP Number of Class of Securities)

Cogna Educação S.A.
Rua dos Guajajaras, No. 591, 4th Floor, Room 1, Bairro de Lourdes,
Belo Horizonte, Minas Gerais, 30.180-101
Brazil
Attention: Frederico da Cunha Villa, Chief Financial Officer

Telephone: +55 (11) 3133-7309

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

Filing Fee Exhibit filed herewith.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule  TO originally filed by Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil (the “Purchaser”), on September 17, 2025 (“Schedule TO”), relating to the tender offer by the Purchaser for any and all of the outstanding Class A Common Shares, par value U.S.$0.00005 per share (the “Class A Common Shares” or the “Securities”) of Vasta Platform Limited, a Cayman Islands exempted company (the “Company”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those Class A Common Shares held, directly or indirectly, by the Purchaser. The Offer to Purchase and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, together, as amended or supplemented from time to time, constitute the “Offer”. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Offer to Purchase, a copy of which is filed herewith as Exhibit (a)(1)(A), remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. The following sections of the Offer to Purchase are hereby amended and restated as follows.

Only those items amended are reported in this Amendment No. 1. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read with the Schedule TO and the Offer to Purchase.

Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meaning given to them in the Offer to Purchase.

Item 1. Summary Term Sheet.

The following sections set forth in the Offer to Purchase, incorporated by reference in Item 1 of the Schedule TO, are hereby amended and restated as follows.

The information set forth under the heading “Summary Term Sheet—What actions is Purchaser considering if Purchaser obtains the Minimum Tender Condition?” is hereby amended and restated as follows:

“Under Cayman Islands law, subject to certain requirements, within four months after the making of a public tender offer conducted in respect of a Cayman Islands-incorporated company, if the offer has been approved by holders of not less than 90% in value of the shares affected, the acquirer is entitled to acquire the remaining shares in the manner prescribed by the Companies Act.

Following the satisfaction of the Minimum Tender Condition, and after the statutory period has elapsed, Purchaser will therefore be entitled, but will not be obliged, to give notice to compulsorily acquire and to conduct a compulsory acquisition at the Offer Price for the purpose of purchasing Securities held by any remaining holders of the Securities, in accordance with Section 88 of the Companies Act. In addition, the Companies Act allows for alternative transactions to a compulsory acquisition, such as a statutory merger and a court-sanctioned scheme of arrangement, which may be available to Purchaser even if the Minimum Tender Condition is not satisfied and has been waived. Following the completion of the Offer, Purchaser may further consider pursuing such alternative methods permitted under Cayman Islands law for the purpose of acquiring Securities held by any remaining holders of the Securities.”

Item 2. Subject Company Information.

The following sections set forth in the Offer to Purchase, incorporated by reference in Item 2 of the Schedule TO, are hereby amended and restated as follows.

The third and fifth paragraphs under the heading “Introduction” are hereby amended and restated as follows:

“The Offer is subject to certain conditions set forth in “The Offer―Section 11. Conditions to the Offer” of this Offer to Purchase (the “Offer Conditions”), which include a condition that tendering holders of Securities shall have validly tendered and not withdrawn prior to the Expiration Date of the Offer a number of Class A Common Shares, other than any Class A Common Shares beneficially owned by Purchaser, that constitute at least 90% (the “Minimum Tender Amount”) in value of the total outstanding Class A Common Shares of the Company held by affiliated and unaffiliated shareholders (the “Minimum Tender Condition”). The Offer is not subject to any financing condition. Purchaser expressly reserves the right to waive any Offer Condition provided that, if the Minimum Tender Condition is not satisfied and is waived, Purchaser may not be able to effect a compulsory acquisition under Section 88 of the Companies Act (as revised) of the Cayman Islands, but may pursue alternative acquisition methods as described elsewhere in this Offer to Purchase.”

“In addition, Lagos Capital Corp. owns 8,040,098, or 51.1%, of the Company’s Class A Common Shares (or 9.6% of the Company’s common shares, representing 1.2% of the Company’s voting rights). Lagos Capital Corp. is beneficially owned by Mr. Luiz Alves Paes de Barros, who controls and is the chairman of Alaska Investimentos Ltda., a shareholder of the Purchaser holding approximately 17% of its outstanding common stock. Alaska Investimentos Ltda. is not party to any arrangement through which control is exercised over the Purchaser. However, Alaska Investimentos Ltda. has two board seats in Purchaser’s board of directors, currently occupied by Ms. Angela Regina Rodrigues de Paula Freitas and Mr. Eduardo Christovam Galdi Mestieri. None of the directors of Purchaser appointed by Alaska Investimentos Ltda., nor any other representatives of Alaska Investimentos Ltda., have participated in discussions held by the Purchaser’s management or the finance committee of the Purchaser’s board of directors relating to the structuring of the Offer, nor negotiated its general terms and conditions, including the offer price, nor voted or expressed an opinion to the Purchaser (including at any committee or board meeting) with regards to the Offer. Moreover, none of Mr. Luiz Alves Paes de Barros, Alaska Investimentos Ltda. or Lagos Capital Corp., or any other associated party, is providing financial or any other support for the Offer or assisting Purchaser in obtaining any financing for the Offer.”

Item 3. Identity and Background of Filing Person.

Reference is made to the information set forth under the heading “Introduction” set forth in the Offer to Purchase, which is incorporated by reference herein as such information has been amended and restated pursuant to Item 2 hereof. In addition, the following sections set forth in the Offer to Purchase, incorporated by reference in Item 3 of the Schedule TO, are hereby incorporated by reference herein as such information has been amended and restated as follows.

The seventh, ninth and eleventh paragraphs under the heading “Special Factors—Section 1. Background” are hereby amended and restated as follows:

“In August 2025, Purchaser’s senior management initiated discussions with the Dealer Manager in relation to the Offer.”

“On September 3, 2025, the finance committee of the Purchaser’s board of directors held a meeting in which all of the members of such committee, none of which is a representative of Alaksa Investimentos Ltda., were present and discussed the possibility of launching an offer to purchase all of the outstanding Class A common shares of the Company, including future plans for the Company such as delisting, deregistration and compulsory acquisition under the laws of the Cayman Islands.”

“On September 9, 2025, Purchaser’s board of directors held a meeting to further consider the transaction, and the disinterested directors debated and approved the terms and conditions of the Offer, including the price to be offered for the Class A Common Shares of the Company, and authorized the preparation of the tender offer documents.”

Item 4. Terms of the Transaction.

Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Introduction,” which is incorporated herein by reference, as such information has been amended and restated pursuant to Items 1 and 2 hereof. In addition, the following sections set forth in the Offer to Purchase, incorporated by reference in Item 4 of the Schedule TO, are hereby incorporated by reference herein as such information has been amended and restated as follows.

The second and fifth paragraphs under the heading “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer—Purchaser’s Reasons for the Offer” are hereby amended and restated as follows:

“Purchaser’s board of directors determined that structuring the transaction as a cash tender offer at the Offer Price was efficient and appropriate because, considering certain other alternative transaction structures discussed by the board, such as a potential statutory merger, privately negotiated transactions and market purchases, an all cash tender offer provided several advantages, including: (i) cash consideration offers certainty of value to shareholders, which is particularly important given the low liquidity of the target securities; (ii) an all-cash tender offer can be funded at no cost with available cash in hand; (iii) an all-cash structure provides a simple, transparent, and expedient mechanism for shareholders to realize immediate value in their shares; and (iv) the tender offer structure, as opposed to a negotiated merger or other corporate arrangement under the laws of the Cayman Islands, ensures that minority shareholders are afforded an opportunity to participate directly and voluntarily in the transaction. Purchaser believes that pursuing the Offer at this time will be advantageous considering that Purchaser’s leverage position as of June 30, 2025 was at its lowest level compared to any quarter of the Purchaser’s last four fiscal years, enabling the settlement of the tendered Class A Common Shares with cash on hand.”

“Moreover, if the Minimum Tender Condition is satisfied, and after the statutory period has elapsed, Purchaser will be entitled, but will not be obliged, to give notice to compulsorily acquire and to conduct a compulsory acquisition for the purpose of purchasing Securities held by any remaining holders of the Securities in accordance with Section 88 of the Companies Act. For further information see “—Plans for the Company after the Offer.”

The second and sixth paragraphs under the heading “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer—Plans for the Company after the Offer” are hereby amended and restated as follows:

“Moreover, under Cayman Islands law, subject to certain requirements, within four months after the making of a public tender offer conducted in respect of a Cayman Islands-incorporated company, if the offer has been approved by holders of not less than 90% in value of the shares affected, the acquirer is entitled to acquire the remaining shares in the manner prescribed by the Companies Act. Following the satisfaction of the Minimum Tender Condition, and after the statutory period has elapsed, Purchaser will therefore be entitled, but will not be obliged, to give notice to compulsorily acquire and to conduct a compulsory acquisition at the Offer Price for the purpose of purchasing Securities held by any remaining holders of the Securities, in accordance with Section 88 of the Companies Act. In addition, the Companies Act allows for alternative transactions to a compulsory acquisition, such as a statutory merger and a court-sanctioned scheme of arrangement, which may be available to Purchaser even if the Minimum Tender Condition is not satisfied and has been waived. Following the completion of the Offer, Purchaser may further consider pursuing such alternative methods permitted under Cayman Islands law for the purpose of acquiring Securities held by any remaining holders of the Securities.”

“Other than as disclosed in this Offer to Purchase, Purchaser has no current proposals or negotiations that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s present dividend rate or policy or the indebtedness or capitalization of the Company or (iv) any other material change in the Company’s corporate structure or business.”

The information contained in “Special Factors—Section 5. Effects of the Offer—Compulsory Acquisition” is hereby amended and restated as follows:

“Under Cayman Islands law, subject to certain requirements, within four months after the making of a public tender offer conducted in respect of a Cayman Islands-incorporated company, if the offer has been approved by holders of not less than 90% in value of the shares affected, the acquirer is entitled to acquire the remaining shares in the manner prescribed by the Companies Act. Following the satisfaction of the Minimum Tender Condition, and after the statutory period has elapsed, Purchaser will therefore be entitled, but will not be obliged, to give notice to compulsorily acquire and to conduct a compulsory acquisition at the Offer Price for the purpose of purchasing Securities held by any remaining holders of the Securities, in accordance with Section 88 of the Companies Act.

In addition, the Companies Act allows for alternative transactions to a compulsory acquisition, such as a statutory merger and a court-sanctioned scheme of arrangement, which may be available to Purchaser even if the Minimum Tender Condition is not satisfied and has been waived.

A statutory merger under the Companies Act allows two or more companies to combine and merge pursuant to a plan of merger approved by a special resolution of shareholders of each constituent company to the merger. The plan of merger must be filed with the Registrar of Companies of the Cayman Islands. Upon merger effectiveness, all assets and liabilities of the merging entity(ies) vest in the surviving company by operation of law. Shareholders of the target company who do not support the merger would have statutory rights to dissent, in the manner set out in the Companies Act, and instead seek payment of the “fair value” for their shares as determined by the Grand Court of the Cayman Islands.

A scheme of arrangement under the Companies Act is a court-supervised process that allows a company and its shareholders to agree on a compromise or arrangement that, once sanctioned by the court, becomes binding on all shareholders. To implement a scheme of arrangement, at least two court hearings are required, where the court will (i) first, direct that one or more shareholder meetings be held, with approval requiring a majority in number representing 75% in value of each class of share present and voting either in person or by proxy, and (ii) second (and following shareholder approval), sanction the scheme which will take effect to bind all shareholders, including those that did not vote, or that voted against the scheme of arrangement, and no statutory dissent or appraisal rights shall be available.

Following the completion of the Offer, Purchaser may further consider pursuing such alternative methods permitted under Cayman Islands law for the purpose of acquiring Securities held by any remaining holders of the Securities.”

The third paragraph under the heading “Special Factors—Section 9. Interests of Certain Persons in the Offer— Conflicts of Interest” is hereby amended and restated as follows:

“In addition, Lagos Capital Corp. owns 8,040,098, or 51.1%, of the Company’s Class A Common Shares (or 9.6% of the Company’s common shares, representing 1.2% of the Company’s voting rights). Lagos Capital Corp. is beneficially owned by Mr. Luiz Alves Paes de Barros, who controls and is the chairman of Alaska Investimentos Ltda., a shareholder of the Purchaser holding approximately 17% of its outstanding common stock. Alaska Investimentos Ltda. is not party to any arrangement through which control is exercised over the Purchaser. However, Alaska Investimentos Ltda. has two board seats in Purchaser’s board of directors, currently occupied by Ms. Angela Regina Rodrigues de Paula Freitas and Mr. Eduardo Christovam Galdi Mestieri. None of the directors of Purchaser appointed by Alaska Investimentos Ltda., nor any other representatives of Alaska Investimentos Ltda., have participated in discussions held by the Purchaser’s management or the finance committee of the Purchaser’s board of directors relating to the structuring of the Offer, nor negotiated its general terms and conditions, including the offer price, nor voted or expressed an opinion to the Purchaser (including at any committee or board meeting) with regards to the Offer. Moreover, none of Mr. Luiz Alves Paes de Barros, Alaska Investimentos Ltda. or Lagos Capital Corp., or any other associated party, is providing financial or any other support for the Offer or assisting Purchaser in obtaining any financing for the Offer.”

The information contained under the heading “The Offer—Section 5. Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-tendering U.S. Holders” is hereby amended and restated as follows:

“If you do not tender your Securities pursuant to the Offer to Purchase, you will not recognize any gain or loss for U.S. federal income tax purposes. In this case, you will have the same adjusted tax basis and holding period in your Securities following the consummation of the Offer to Purchase as you had in your Securities immediately prior to the consummation. However, if your Securities are subsequently purchased or sold pursuant to a compulsory acquisition or another alternative transaction available under Cayman Islands law, as described in “Special Factors—Section 5. Effects of the Offer—Compulsory Acquisition,” you are urged to consult with your own tax adviser regarding the tax consequences to you of any such subsequent purchase or sale.”

The information contained under the heading “The Offer—Section 10. Dividends and Distributions” is hereby amended and restated as follows:

“The Offer Price will be adjusted for any potential dividends or other distributions which may be paid between the date on which the Offer was announced and the Expiration Date of the Offer. To the extent any such dividends or other distributions paid alter consideration for tendered Class A Common Shares, this adjustment may be deemed a material change of the Offer terms, which may, depending on when it occurs, require the Purchaser to extend the Offer by public notice to shareholders.”

The second paragraph under the heading “The Offer—Section 12. Possible Effects of the Offer on the Market for Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is hereby amended and restated as follows:

“Moreover, under Cayman Islands law, subject to certain requirements, within four months after the making of a public tender offer conducted in respect of a Cayman Islands-incorporated company, if the offer has been approved by holders of not less than 90% in value of the shares affected, the acquirer is entitled to acquire the remaining shares in the manner prescribed by the Companies Act. Following the satisfaction of the Minimum Tender Condition, and after the statutory period has elapsed, Purchaser will therefore be entitled, but will not be obliged, to give notice to compulsorily acquire and to conduct a compulsory acquisition at the Offer Price for the purpose of purchasing Securities held by any remaining holders of the Securities, in accordance with Section 88 of the Companies Act. In addition, the Companies Act allows for alternative transactions to a compulsory acquisition, such as a statutory merger and a court-sanctioned scheme of arrangement, which may be available to Purchaser even if the Minimum Tender Condition is not satisfied and has been waived. Following the completion of the Offer, Purchaser may further consider pursuing such alternative methods permitted under Cayman Islands law for the purpose of acquiring Securities held by any remaining holders of the Securities.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors—Section 1. Background,” which is incorporated by reference herein as such information has been amended and restated pursuant to Item 3 hereof.

Item 6. Purpose of the Transaction and Plans or Proposals.

Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer,” “Special Factors—Section 5. Effects of the Offer” and “The Offer—Section 12. Possible Effect of the Offer on the Market for the Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” which is incorporated by reference herein as such information has been amended and restated pursuant to Items 1 and 4 hereof.

Item 7. Source and Amount of Funds or Other Consideration.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated by reference herein as such information has been amended and restated pursuant to Item 1 hereof.

Item 11. Additional Information.

Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “The Offer—Section 5. Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-tendering U.S. Holders” and “The Offer—Section 12. Possible Effect of the Offer on the Market for the Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” which is incorporated by reference herein as such information has been amended and restated pursuant to Items 3 and 4 hereof. In addition, the following sections set forth in the Offer to Purchase, incorporated by reference in Item 11 of the Schedule TO, are hereby incorporated by reference herein as such information has been amended and restated as follows.

The last paragraph under the heading “The Offer—Section 11. Conditions to the Offer” is hereby amended and restated as follows:

“The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser or may be waived by Purchaser in whole or in part in Purchaser’s discretion. The determination as to whether any condition has occurred shall be in Purchaser’s reasonable judgment. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted prior to the Expiration Date. In certain circumstances, if Purchaser waives any of the conditions described above, Purchaser may be required to extend the Expiration Date. Any decision as to how Purchaser will proceed following the triggering of a condition to the Offer prior to the Expiration Date (other than a condition the satisfaction of which may be determined only upon expiration of the Offer) would be disclosed to holders of Securities promptly to the extent required by Rules 14d-3(b)(1) and 14d-4(d)(1) under the Exchange Act.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 24, 2025	COGNA EDUCAÇÃO S.A.

	By:	/s/ Roberto Valério Neto
		Name:	Roberto Valério Neto
		Title:	Chief Executive Officer

By:	/s/ Frederico da Cunha Villa
	Name:	Frederico da Cunha Villa
	Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Amended and Restated Offer to Purchase, dated September 24, 2025.
(a)(1)(ii)*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vi)*	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vii)*	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(i)*	Press Release issued by the Purchaser with respect to the announcement of the Offer (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by Purchaser on September 17, 2025).
(b)	Not applicable.
(c)	Not applicable.
(d)*	Dealer Manager Agreement, dated as of September 17, 2025, by and between the Purchaser and Itau BBA USA Securities, Inc., as the Dealer Manager (incorporated by reference to Exhibit (d) to the Schedule TO filed by Purchaser on September 17, 2025).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Exhibit.
____________ * Previously filed.